Dominic J. Addesso President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 2nd Floor P O Box HM 845 Hamilton HM DX, Bermuda

September 9, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C.  20549

RE:  Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
DEF 14A Proxy Statement
Filed April 15, 2011
File No. 001-15731

Dear Mr. Rosenberg:

This is to confirm receipt of your letter dated September 6, 2011, to Mr. Joseph V. Taranto, in regards to Everest Re Group, Ltd.’s December 31, 2010, Form 10-K and DEF 14A Proxy Statement.

As per discussions with your staff, Everest Re Group, Ltd. will provide a response to your comment letter on or before October 4, 2011.

Any questions concerning the above should be directed to the individual below at (908) 604-7400.

Sincerely,

/S/ DOMINIC J. ADDESSO
Dominic J. Addesso